Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$63,000,037.92	$1,934.10

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,050,794.85 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $1,934.10 is offset against the registration fee due for this offering and of which $1,048,860.75 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT to Prospectus Supplement dated August 21, 2007 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006	Filed Pursuant to Rule 424(b)(2) Registration No. 333-134553

870,888 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

8.50% Partially Principal Protected Yield Enhanced Equity Linked Debt Securities (“YEELDS”) Due August 25, 2008

Performance Linked to the common stock of United Technologies Corporation (UTX)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated August 21, 2007 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Index stock issuer: United Technologies Corporation. United Technologies Corporation is not involved in this offering and has no obligation with respect to the notes.
•	Index stock: The common stock of the index stock issuer listed on the NYSE under the symbol UTX.
•	Principal amount: $72.34 per YEELDS, and, in the aggregate, $63,000,037.92.
•

Stated maturity date: August 25, 2008, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date, as described on page S-17 of the MTN prospectus supplement.

•

Valuation date: August 18, 2008, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes—Settlement Value” on page SS-15 of the YEELDS prospectus supplement.

•	Determination period: Five business days.
•	Coupon rate: 8.50% per annum.
•	Coupon payment dates: Monthly, on the 25th calendar day of each month, beginning September 25, 2007.
•	Coupon record dates: 15 calendar days prior to each coupon payment date.
•

Initial Value: $72.34, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings’ obligations under the notes.

•	Upside Participation Rate: 65.00%
•	Equity Adjustment Factor: 0.957396
•	Equity Floor Price: $48.48
•	Equity Cap Price: $72.34, which is 100.00% of the Initial Value.
•	Upper Strike Price: $81.02, which is 112.00% of the Initial Value.
•	Lower Strike Price: $50.64, which is 70.00% of the Initial Value.
•

Payment at maturity: Unless Lehman Brothers Holdings has elected to exercise its settlement option, as described below, on the stated maturity date, Lehman Brothers Holdings will pay to you, per YEELDS, in addition to any accrued but unpaid coupon payments, the following:

If the Settlement Value is less than the Lower Strike Price, the Equity Floor Price.

If the Settlement Value is (a) greater than or equal to the Lower Strike Price and (b) less than the Upper Strike Price, the lesser of:

(i)	the Equity Adjustment Factor × the Settlement Value; and
(ii)	the Equity Cap Price.

If the Settlement Value is greater than or equal to the Upper Strike Price, the sum of:

(i)	the Equity Cap Price, and
(ii)	the Upside Participation Rate × (the Settlement Value – the Upper Strike Price).

The Settlement Value will be based upon the adjusted closing price of the index stock on the valuation date, as described beginning on page SS-14 of the YEELDS prospectus supplement under “Description of the Notes—Settlement Value”.

•

Stock settlement option: At the option of Lehman Brothers Holdings at maturity, as described under the caption “Description of the Notes—Stock Settlement” on page SS-19 of the YEELDS prospectus supplement. Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

•	Expected Dividend Schedule:

Expected Ex-Dividend Date	Expected Dividend Amount (per share)
November 15, 2007	$0.32
February 15, 2008	$0.32
May 15, 2008	$0.32
August 15, 2008	$0.32
•	Denominations: $72.34 and integral multiples thereof.
•	Listing: The YEELDS will not be listed on any exchange.
•	CUSIP: 52522L228
•	ISIN: US52522L2280

Investing in the notes involves risks. Risk Factors begin on page SS-7 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price (1)	$72.34	$63,000,037.92
Underwriting discount (2)	$0.00	$0.00
Proceeds to Lehman Brothers Holdings	$72.34	$63,000,037.92

(1)	The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates,

which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to the hedges.

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 130,633 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about August 24, 2007.

LEHMAN BROTHERS

August 17, 2007

“YEELDS” is a registered trademark of Lehman Brothers Inc.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples, it is assumed that actual aggregate dividends of the index stock equals the expected aggregate dividends as of the valuation date.

Example 1. Assuming the Settlement Value is $45.00:

As a result, because the Settlement Value of $45.00 is less than $50.64, the Lower Strike Price, you would receive on the stated maturity date $48.48 (the Equity Floor Price) per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date the number of shares of the index stock and cash having a value on the valuation date equal to $48.48 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity, date if you held one YEELDS, one share of index stock and $3.48 in cash, plus accrued but unpaid coupon payments.

If you held more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 870,888 YEELDS, you would receive on the stated maturity date in total, 938,236 shares of index stock and $30.24 in cash, plus accrued but unpaid coupon payments.

Example 2. Assuming the Settlement Value is $65.00:

As a result, because (i) the Settlement Value of $65.00 is neither less than the Lower Strike Price nor greater than or equal to the Upper Strike Price and (ii) 0.957396 times the Settlement Value is less than the Equity Cap Price of $72.34, you would receive on the stated maturity date $62.230740 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $62.230740 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, $62.230740 in cash, plus accrued but unpaid coupon payments.

If you held more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS,

basis. For example, if you held 870,888 YEELDS, you would receive on the stated maturity, date in total, 833,784 shares of index stock and $44.69 in cash, plus accrued but unpaid coupon payments.

Example 3. Assuming the Settlement Value is $74.00:

As a result, because (i) the Settlement Value of $74.00 is neither less than the Lower Strike Price nor greater than or equal to the Upper Strike Price and (ii) 0.957396 times the Settlement Value is less than the Equity Cap Price of $72.34, you would receive on the stated maturity date $70.847304 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $70.847304 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, $70.847304 in cash, plus accrued but unpaid coupon payments.

If you held more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 870,888 YEELDS, you would receive on the stated maturity date in total, 833,784 shares of index stock and $50.88 in cash, plus accrued but unpaid coupon payments.

Example 4. Assuming the Settlement Value is $77.00:

As a result, because (i) the Settlement Value of $77.00 is neither less than the Lower Strike Price nor greater than or equal to the Upper Strike Price and (ii) 0.957396 times the Settlement Value is greater than the Equity Cap Price of $72.34, you would receive on the stated maturity date $72.34 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $72.34 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, $72.34 in cash, plus accrued but unpaid coupon payments.

If you held more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 870,888 YEELDS, you would receive on the stated maturity date in total, 818,182 shares of index stock and $23.91 in cash, plus accrued but unpaid coupon payments.

Example 5. Assuming the Settlement Value is $85.00:

As a result, because the Settlement Value of $85.00 is greater than $81.02, the Upper Strike price, you would receive on the stated maturity date $74.927000 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $74.927000 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, $74.927000 in cash, plus accrued but unpaid coupon payments.

If you held more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per YEELDS, basis. For example, if you held 870,888 YEELDS, you would receive on the stated maturity date in total, 767,682 shares of index stock and $55.17 in cash, plus accrued but unpaid coupon payments.

To the extent the actual Settlement Value differs from the values assumed above or that United Technologies Corporation changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

United Technologies Corporation

Lehman Brothers Holdings has obtained the following information regarding United Technologies Corporation from United Technologies Corporation’s reports filed with the SEC.

United Technologies Corporation has stated in its filings with the SEC that it provides high technology products and services to the building systems and aerospace industries. These products and services include elevators, fire detection and suppression systems and equipment, commercial and residential heating, ventilation, air conditioning and refrigeration systems, military aircraft, and aviation and aerospace equipment. United Technologies Corporation conducts its business through six principal segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. On July 2, 2007, United Technologies Corporation acquired Initial Electronic Security Group for approximately $1.1 billion.

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The index stock is listed on The New York Stock Exchange under the symbol “UTX”.

The following table presents the high and low closing prices for the index stock, as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2004
First Quarter	48.75	42.03	43.15
Second Quarter	45.74	40.75	45.74
Third Quarter	47.90	44.16	46.69
Fourth Quarter	52.76	44.95	51.68

2005
First Quarter	51.92	49.32	50.83
Second Quarter	53.94	48.78	51.35
Third Quarter	51.95	49.35	51.84
Fourth Quarter	58.03	49.79	55.91

2006
First Quarter	59.28	54.47	57.97
Second Quarter	66.15	57.14	63.42
Third Quarter	64.61	57.96	63.35
Fourth Quarter	66.79	62.06	62.52

2007
First Quarter	68.93	62.47	65.00
Second Quarter	72.19	64.08	70.93
Third Quarter (through 8/17/07)	77.18	71.08	73.82

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical Settlement Values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and (b) it is assumed that actual aggregate dividends of the index stock equals the expected aggregate dividends as of the valuation date:

•	the percentage change from the issue price to the hypothetical Settlement Value on the valuation date;

•	the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

•	the hypothetical total amount payable per YEELDS on the stated maturity date;

•	the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

•	the hypothetical total annualized yield from direct ownership of the index stock.

Hypothetical Settlement Value on the valuation date	Percentage change from the issue price to the hypothetical Settlement Value on the valuation date	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$36.1700	-50%	$6.1660	$48.4800	-25.5%	-48.13%
$43.4040	-40%	$6.1660	$48.4800	-25.5%	-38.14%
$57.8720	-20%	$6.1660	$55.4064	-15.5%	-18.18%
$65.1060	-10%	$6.1660	$62.3322	-5.6%	-8.20%
$72.3400	0%	$6.1660	$69.2580	4.4%	1.77%
$75.9570	5%	$6.1660	$72.3400	8.8%	6.75%
$79.5740	10%	$6.1660	$72.3400	8.8%	11.74%
$90.4250	25%	$6.1660	$78.4533	17.6%	26.69%
$101.2760	40%	$6.1660	$85.5064	27.7%	41.64%
$115.7440	60%	$6.1660	$94.9106	41.2%	61.56%
$130.2120	80%	$6.1660	$104.3148	54.7%	81.47%
$144.6800	100%	$6.1660	$113.7190	68.1%	101.4%

(1)	Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)	The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual Settlement Value determined by the calculation agent. In particular, the actual Settlement Value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the Settlement Value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

There is no statutory, judicial or administrative authority that directly addresses the proper U.S. federal income tax characterization and treatment of securities similar to the YEELDS. No ruling is being sought from the Internal Revenue Service as to the proper United States federal income tax characterization and treatment of the YEELDS. You should also be aware that our special tax counsel, Sidley Austin LLP, has not provided us with an opinion regarding the proper characterization of the YEELDS for United States federal income tax purposes. Therefore, the proper United States federal income tax characterization and treatment of the YEELDS is uncertain. Notwithstanding the foregoing, Lehman Brothers Holdings intends to treat, and by purchasing a YEELDS, for all tax purposes, you agree to treat, a YEELDS as a financial contract, rather than as a debt instrument. The remainder of this discussion under this heading “Supplemental United States Federal Income Tax Consequences” assumes that this treatment is correct, although no assurance is given in this regard.

Upon the receipt of cash on the stated maturity date of the YEELDS in connection with a cash settlement at maturity of a YEELDS, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than amounts representing accrued but unpaid coupon payments) differs from your tax basis in the YEELDS. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. The deductibility of capital losses is subject to certain limitations. Your tax basis in the YEELDS will generally equal your cost of such YEELDS. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the YEELDS.

Upon a sale, exchange or other disposition of a YEELDS prior to the stated maturity date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the YEELDS. Any such gain or loss will be treated as capital gain or loss. The deductibility of capital losses is subject to limitations.

See “United States Federal Income Tax Consequences” in the accompanying YEELDS prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 130,633 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $72,450,029.14, $0.00 and $72,450,029.14, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about August 24, 2007, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

870,888 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

8.50% Partially Principal Protected Yield Enhanced Equity Linked Debt Securities

Due August 25, 2008

Performance Linked to the Common Stock of

United Technologies Corporation (UTX)

PRICING SUPPLEMENT

AUGUST 17, 2007

(INCLUDING PROSPECTUS SUPPLEMENT

DATED AUGUST 21, 2007

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS